

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

David H. Lesser
Chairman and Chief Executive Officer
Power REIT
301 Winding Road
Old Bethpage, New York 11804

      Re: Power REIT
           Registration Statement on Form S-11
           Filed December 11, 2020
           File No. 333-251276

Dear Mr. Lesser:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate & Construction

cc: Leslie Marlow